UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13664

THE PMI GROUP, INC.

(Exact name of registrant as specified in its charter)

c/o Goldin Associates, LLC

350 Fifth Avenue, 44th Floor

The Empire State Building

New York, NY 10118

(212) 593-2255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, and Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 144

Explanatory Note: As of January 1, 2013, The PMI Group, Inc. (the “Company”) had the number of holders of record of Common Stock and Preferred Stock Purchase Rights as set forth above. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15(d) of the Exchange Act was automatically suspended commencing with the fiscal year beginning January 1, 2013 because the Common Stock and Preferred Stock Purchase Rights were held of record by fewer than 300 persons as of and since that date. The Company thereafter continued to file Exchange Act reports with the Securities and Exchange Commission on a voluntary basis. This Form 15 is filed to provide notice of the statutory suspension of the Company’s obligation to file such reports.

Pursuant to the requirements of the Securities Exchange Act of 1934 The PMI Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2013	The PMI Group, Inc.

	By:	/s/ Dario M. Nolasco
	Name:	Dario M. Nolasco
	Title:	General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.